Exhibit (h)(4)

EXPENSE LIMITATION UNDERTAKING

ALLIANCEBERNSTEIN L.P.

1345 Avenue of the Americas

New York, New York 10105

December 21, 2015

Sanford C. Bernstein Fund, Inc.

1345 Avenue of the Americas

New York, New York 10105

Dear Sirs:

AllianceBernstein L.P. herewith undertakes that for the Expense Limitation Period, as defined below, we shall cause the aggregate operating expenses of every character incurred by your Sanford C. Bernstein Fund, Inc. (the “Fund”) (but not including (i) extraordinary expenses, (ii) interest expense, (iii) the fees and expenses of registered investment companies or series thereof in which the Fund invests (“Acquired Funds”) other than investment advisory fees of Acquired Funds for which we serve as investment adviser) to be limited to 0.95% in the case of the Class Z shares of each the International and Tax-Managed International Portfolios (the “International Portfolios”), 1.20% in the case of the Class A shares of the International Portfolios, 1.95% in the case of the Class B shares of the International Portfolios, 1.95% in the case of the Class C shares of the International Portfolios, 1.20% in the case of the Private Client share classes of the International Portfolios, 1.25% in the case of the Class Z shares of the Emerging Markets Portfolio, and 1.50% in the case of the Private Client share class of the Emerging Markets Portfolio, in each case of your aggregate average daily net assets (the “Limitation”)

To determine the amount of the Fund’s expenses in excess of the Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Limitation based on the number of days elapsed within the fiscal year of the Fund (the “Prorated Limitation”). The Prorated Limitation shall be compared to the expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded and accrued for the Fund’s current day (the “Allowable Expenses”). If the expenses of the Fund for the current day exceed the Allowable Expenses, we shall be responsible for such excess and will for the current day (i) reduce our advisory fees and/or (ii) reimburse the Fund accordingly.

For purposes of this Undertaking, the Expense Limitation Period shall mean the period commencing on the date hereof and shall remain in effect until one year after the effective date. The Expense Limitation Period and the Undertaking given hereunder will automatically be extended for additional one-year periods unless we provide you with at least 60 days’ notice prior to the end of any Expense Limitation Period of our determination to modify or to terminate this Undertaking at the end of its then current period.

We understand and intend that you will rely on this Undertaking in preparing and filing the Registration Statement with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating the Fund’s net asset value per share and for other purposes and expressly permit you to do so.

Very truly yours,

ALLIANCEBERNSTEIN L.P.

By:	/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp
Title: Assistant Secretary

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